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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                       ENCORE CAPITAL GROUP, INC. f/k/a
                             MCM Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          -----------------------------
                         (Title of Class of Securities)

                                   292554102
                                 (CUSIP Number)

                               John M. Allen, Esq.
                              Debevoise & Plimpton
                                919 Third Avenue
                               New York, NY 10022
               -------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                April  16, 2002
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box
[ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 292554102                    13D

(1)      NAME OF REPORTING PERSON                           Robert Michael Whyte
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)
                                                               (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS                                                      PF

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION                         Australian

                            (7)      SOLE VOTING POWER                 1,217,500
Number of Shares
Beneficially                (8)      SHARED VOTING POWER                    None
Owned by Each
Reporting Person            (9)      SOLE DISPOSITIVE POWER            1,217,500
With
                            (10)     SHARED DISPOSITIVE POWER               None


(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                              1,217,500

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       [ ]
         EXCLUDES CERTAIN SHARES

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                14.5%

(14)     TYPE OF REPORTING PERSON                                             IN


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CUSIP No. 292554102                  13D


                                  Schedule 13D


                         Amendment No.1 to Schedule 13D


                  This Amendment No.1 to Schedule 13D is filed by Robert Michael Whyte ("Mr. Whyte") to supplement and amend the Schedule 13D originally filed by Mr. Whyte on March 4, 2002 (the "Schedule 13D"). Items 3 and 5 are hereby supplemented and amended. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

                  Mr. Whyte was a Manager of, and held a 15% membership interest in, CTW Funding LLC, a Delaware limited liability company (the "LLC"), which owned 250,000 warrants (all exercisable immediately and expiring on October 31, 2005 with the right to purchase up to 250,000 shares of the Company's Common Stock at $0.01 per share). On April 16, 2002, the 250,000 warrants were exercised, the LLC was dissolved and the shares of Common Stock were distributed to the LLC's members on a pro rata basis. Mr. Whyte received 37,500 shares of Common Stock upon the exercise of the Warrants and the liquidating distribution from the LLC.

Item 5. Interest in Securities of the Issuer.

                  (a) Pursuant to Rule 13d-3 of the Exchange Act, Mr. Whyte may be deemed the beneficial owner of 1,217,500 shares of Common Stock, including the 180,000 shares he previously acquired, the 37,500 shares distributed to him from the LLC on April 16, 2002, and 1,000,000 shares of Common Stock issuable on conversion of the Series A Senior Cumulative Participating Convertible Preferred Stock. Assuming conversion of the Series A preferred stock into 1,000,000 shares of the Company's Common Stock, Mr. Whyte may be deemed to beneficially own approximately 14.9% of the Company's outstanding shares of Common Stock (computed on the basis of 7,161,132 shares of Common Stock currently outstanding, as reported in the Company's Form 10-K, filed with the Securities and Exchange Commission on March 27, 2002).

                  (b) Mr. Whyte has sole voting and dispositive power with respect to the 180,000 shares of Common Stock, the 1,000,000 shares of Common Stock issuable upon conversion of the Series A preferred stock, and the 37,500 shares issued upon exercise of the warrants previously held by the LLC.

                  (c) Not applicable.

                  (d) Not applicable.

                  (e) Not applicable.


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CUSIP No. 292554102                   13D

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  April 16, 2002

                                            Robert Michael Whyte


                                            By   /s/ Robert Michael Whyte
                                               --------------------------

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